August 9, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, D.C. 20549
Attn: Scott Stringer and Angela Lumley

Re:     Rush Street Interactive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 8-K filed May 4, 2022
File No. 001-39232

Dear Mr. Stringer and Ms. Lumley:
Rush Street Interactive, Inc. (the “Company”) is writing in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Current Report on Form 8-K, filed on May 4, 2022, File No. 001-39232 (the “Form 8-K”), which comment is set forth in the Staff’s letter, dated July 12, 2022 (the “Comment Letter”).
For ease of reference, the comment contained in the Comment Letter is printed in bold below and is immediately followed by the Company’s response. All page references in the response set forth below refer to page numbers in the Company’s earnings release dated May 4, 2022, set forth in Exhibit 99.1 to the Form 8-K.
FORM 8-K FILED ON MAY 4, 2022
Exhibit 99.1
Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net Loss Per Share, page 8
1.We have reviewed your response to comment 1. Adjusting a GAAP measure, due to your complex equity capital structure, does not appear to be persuasive in supporting the basis for your presentation. Pursuant to the no anti-dilution principle outlined in ASC 260-10-45-17 to 45-20, the conversion of the weighted average RSLIP units to Class A common shares should be omitted from the full earnings per share calculations to the extent they are anti-dilutive. Refer to Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non- GAAP Financial Measures.
Response: The Company respectfully submits that it has considered Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non- GAAP Financial Measures, and does not view its inclusion of weighted average RSLIP units on an as-converted to Class A common share basis as an individually tailored recognition or measurement method that violates Rule 100 of Regulation G or Item 10(e) of Regulation S-K. ASC 260-10-45-68 states in part that a convertible participating security should be included in the computation of basic EPS in periods of net loss if, based on its contractual terms, the convertible participating security has the contractual obligation to share in the losses of the issuing entity on a basis that is objectively determinable. RSILP units that are held by non-controlling interest holders do not participate in the losses of the Company, and therefore, we appropriately exclude these securities from our GAAP presentation of basic net loss per share. Additionally, in periods of net loss, we appropriately exclude these securities from our GAAP presentation of diluted net loss per share because inclusion of such securities would result in an anti-dilutive net loss per share.

The Company is organized as an umbrella partnership-C corporation (“UP-C”), where the Company’s only assets (other than cash) are its equity interests that it indirectly holds in Rush Street Interactive LP (“RSILP”). RSILP is the Company’s primary operating subsidiary that holds substantially all of the assets of the combined company. While the RSILP units that are held by non-controlling interest holders do not participate in the losses of Company (i.e., the registrant), they do participate in the losses of RSILP.

As described further in our public filings, the Company owns less than 100% of RSILP and therefore, our basic net loss per share calculation excludes both the net loss attributable to non-controlling interest holders and the RSILP units owned by non-controlling interests. The Company’s Adjusted Net Loss per Share measure is intended to convey to investors a more complete picture by reflecting the performance of the combined company (i.e., a holistic view that is inclusive of net loss per share attributable to non-controlling interest holders) as opposed to only illustrating the net loss per share attributable to the Company. To accomplish this, we adjust the numerator by adding back the net loss attributable to non-controlling interest holders and we adjust the denominator by adding back the weighted average RSILP units that are held by non-controlling interest holders as if such units were converted into shares of Class A common stock on a one-for-one basis. Adjusted Net Loss per Share for the combined company is a measure that investors have frequently requested and inquired about so that they can better understand the combined company’s performance and not just the Company’s portion of the same.

Because our Adjusted Net Loss per Share calculation is intended to convey to investors the performance of the combined company (and not solely that of the registrant), we believe that based on the guidance in ASC 260-10-45-68, the RSILP units held by non-controlling interest holders are properly included in the Adjusted Net Loss Per Share calculation as they represent convertible participating securities that have the contractual obligation to share in the losses of RSILP. Additionally, the Company’s approach does not appear to be without precedent, as we are aware of other UP-C registrants that report adjusted net loss per share similar to that of our presentation. In at least one case, the Staff appeared to accept the registrant’s presentation of adjusted net loss per share, following comment letter correspondence with that registrant. We are happy to provide examples upon request.
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The Company hopes that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at (312) 915-2485 with any questions or comments regarding this letter.
Sincerely,
/s/ Paul Wierbicki
Chief Legal Officer, Rush Street Interactive, Inc.
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